# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calidi Biotherapeutics, Inc., CIK 0001855485
CUSIP: 320703408
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4475 Executive Drive, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 09/18/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001641172-25-025645
Filed by CIK 0002043812

## Reporting persons
- Lincoln Alternative Strategies LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Calidi Biotherapeutics, Inc.
Address of issuer's principal executive offices: 4475 Executive Drive, Suite 200, San Diego, CA, 92121

## Item 2. Person Filing
Name of person filing: Lincoln Alternative Strategies LLC
Address of principal business office or, if none, residence: 404 Washington Ave., Suite 650, Miami Beach, FL 33139
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lincoln Alternative Strategies LLC: /s/ Stephen Temes, Stephen Temes/Managing Member (02/10/2026)